SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

                Report on Form 6-K for the month of November 2003
                                    --------

                  Hellenic Telecommunications Organization S.A.
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                    (Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F  X      Form 40-F
                                  ---               ---

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.)

                                 Yes ___   No ____


Enclosures:

1. Press release dated: November 14, 2003

OTE EGM Statement

    ATHENS, Greece--(BUSINESS WIRE)--Nov. 14, 2003--

       Hellenic Telecommunications Organization SA (OTE SA) the
    Shareholders of the Hellenic Telecommunications Organization SA
     (Registration Number 347/06/B/86/10) Are Hereby Invited to an
                    Extraordinary General Assembly

    Pursuant to the Law and the Articles of Association and following resolution of the Board of Directors, adopted during their meeting number 2690 on November 4th (subject 2), the Shareholders of the Hellenic Telecommunications Organization SA are hereby invited to an Extraordinary General Assembly, to be held on December 1st, 2003, Monday, at 16.00 hours, at the company's Headquarters (99, Kifissias Ave.), in order to discuss and decide upon the exclusive issue of the renewal of own shares buy - back option on the ASE (art.16, paragraphs 5-14 C.L.2190/1920).
    In order to participate, in person or by proxy, in the said Extraordinary General Assembly, Shareholders:

    -- If they have converted their OTE shares into book entry form, but the said shares are not on their Depository Account, Shareholders must obtain from their Depository Participant certification evidencing ownership of shares (which will not be tradable until conclusion of this General Assembly) and deposit such certification with the OTE Share Registration Office (1st floor, 15, Stadiou Street - Athens) at least five
        (5) full days prior to the appointed date and time of the General Assembly

    -- If they have converted their OTE shares into book entry form, and the said shares are on their Depository Account, Shareholders must obtain from the Central Securities Depository Office SA certification evidencing ownership of shares (which will not be tradable until conclusion of this General Assembly) and deposit such certification as well as a duly authorized proxy form, with the OTE Share Registration Office (1st floor, 15, Stadiou Street - Athens) at least five
        (5) full days prior to the appointed date and time of the General Assembly

    -- If they have not converted their shares into book entry form, they must deposit their share certificates with any bank in Greece or abroad, or the Consignations and Loans Fund, or OTE's Treasury (99, Kifissias Ave. - Maroussi), or OTE Share Registration Office (1st floor, 15, Stadiou Street - Athens) at least five (5) full days prior to the appointed date and time for the Ordinary General Assembly. By the same deadline, Shareholders must also have deposited their Share Depository Receipts as well as the proxy form with the OTE Share Registration Office, at 15, Stadiou Street - Athens.

    MAROUSSI, November 7th 2003

    By authorization of the Board of Directors

    L. ANTONAKOPOULOS

    CHAIRMAN OF THE BOARD - MANAGING DIRECTOR

    - ### -

    About OTE

    OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.
    Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

    Additional Information is also available on http://www.ote.gr.

    Forward looking statement

    Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2002 filed with the SEC on June 30, 2003. OTE assumes no obligation to update information in this release.

    CONTACT: OTE:
             Dimitris Tzelepis - Group Investor Relations Officer
             Tel: +30 210 611 1574
             email: dtzelepis@ote.gr
             or
             Kostas Bratsikas - Investor Relations
             Tel: +30 210 611 1428
             email: brakon@ote.gr
             or
             Taylor Rafferty:
             London: +44 20 7936 0400
             New York: +1 212-889-4350
             email: ote@taylor-rafferty.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  Hellenic Telecommunications Organization S.A.

Date: 14 November 2003            By: /s/ Iordanis Aivazis
                                      --------------------
                                Name:  Iordanis Aivazis
                               Title:  Chief Financial Officer